Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended	Fiscal Year ended
	December 29, 2013	December 30, 2012	December 25, 2011	December 26, 2010	December 27, 2009

Fixed charges as defined:
Interest expense	$132,354	$198,484	$208,319	$236,004	$121,167
One-third of non-cancelable lease rent	4,317	4,620	3,771	4,071	1,756

Total fixed charges (A)	$136,671	$203,104	$212,090	$240,075	$122,923

Eanings as defined:
Earnings (loss) before income taxes	$160,824	$85,220	$(24,811)	$29,436	$24,880
Add fixed charges	136,671	203,104	212,090	240,075	122,923

Earnings and fixed charges (B)	$297,495	$288,324	$187,279	$269,511	$147,803

Ratio of earnings to fixed charges: (B/A)	2.18x	1.42x	NM (1)	1.12x	1.20x

(1)	The Company's earnings for the fiscal years ended December 25, 2011 were insufficient to cover fixed charges by $24.8 million.